ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

NOTICE TO STOCKHOLDERS

In accordance with the provision of CVM Resolution No. 81/22, in the 2nd § of art. 37, Itaú Unibanco Holding S.A. ("Company") informs its stockholders and the general market, as disclosed by the Corporate Events Calendar on November 11, 2022, that its Annual General Stockholders' Meeting ("ASM") will be held on April 25, 2023.

The Company clarifies that all information and guidelines on the ASM will be made available on a timely basis at the time the Call Notice for the ASM and the General Stockholders' Meetings Manual are disclosed.

São Paulo (SP), January 16, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence